Jetoptera Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1 2022,
through December 31 2022,
2022

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Jetoptera Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

August 16, 2023
To: Board of Directors of Jetoptera Inc.
Attn: Simina Farcasiu, CFO
Re: 2022 Financial Statement Audit – Jetoptera Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Jetoptera Inc., which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Jetoptera Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jetoptera Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter
The financial statements of Jetoptera Inc. for the year ended December 31, 2021, were audited by another auditor, who expressed an unmodified opinion on those statements on May 2, 2022. There has been an adjustment to the financial statements of 2021 (see Note 10) for underaccrued and overaccrued expenses, resulting in an adjusted opening equity balance for the year 2022.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jetoptera Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
August 16, 2023

Jetoptera, Inc.
BALANCE SHEET
As of December 31, 2022
(Audited)

ASSETS	2022
Current Assets	
Cash and cash equivalents	334,817
Accounts Receivable	311,230
Escrow account	2,008
Total Current Assets	**648,055**
Property and Equipment	
Computers and office equipment	12,483
Accumulated Depreciation	(5,516)
Net Property and Equipment	**6,967**
Intangible assets	
Developments and Patents	1,673,949
Accumulated Amortization	(280,549)
Net Property and Equipment	**1,393,400**
Non-current Assets	
Receivable from Founder	100,000
Right of Use asset	562,176
Total Non-current Assets	**662,176**
Total Assets	**2,710,598**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	1,359,317
Credit cards	1,384
Convertible debt	5,461,775
Accrued interest - convertible debt	203,933
Current portion of lease liability	93,739
Total Current Liabilities	**7,120,148**
Non-current Liabilities	
Lease liability, net of current portion	468,436
Total Non-current Liabilities	**468,436**
Total Liabilities	**7,588,584**
Stockholders' equity	
Common Stock, $0.0001 par value; 13,015,000 shares authorized; 5,774,337 issued and outstanding	578
Preferred Stock, $0.0001 par value; 5,500,000 shares authorized; 5,500,000 issued and outstanding	550
Additional Paid in Capital	5,656,286
Additional Paid in Capital - Stock based compensation	407,819
Warrants Outstanding	249,939
Accumulated Profits (Losses)	(11,193,158)
Total Stockholders' Equity	**(4,877,985)**
Total Liabilities and Stockholders' Equity	**2,710,598**

The accompanying footnotes are an integral part of these financial statements.

Jetoptera, Inc.
INCOME STATEMENTS
For the Year Ended December 31, 2022
(Audited)

	2022
Revenues	$ 1,884,146
Less: Cost of goods sold	(921,445)
Gross Profit	**962,701**
Operating Expenses	
Salaries and payroll taxes	527,066
Stock-based compensation expense	283,445
Taxes	6,748
IT software & consumables	21,307
Insurance	93,711
Legal & Professional Services	383,092
Advertising & Marketing	64,192
Travel	68,748
Meals & Entertainment	7,075
Rent	214,349
Interest expenses	448,636
Prototype expenses	308,412
Purchases	22,020
Subscription and membership dues	31,966
Repairs and maintenance	26,396
Stock issuance costs	10,998
Miscellaneous expenses	7,692
Depreciation	1,643
Amortization	57,455
Total Operating Expenses	**2,584,951**
Other Income	
Project reimbursement	83,722
Franchise tax	(671)
Total Other income (expense)	**83,051**
Net Income (Loss)	**$ (1,539,199)**

The accompanying footnotes are an integral part of these financial statements.

Jetoptera, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Audited)

	Common Stock Shares	Common Stock Value ($0.0001 par)	Preferred Stock Shares	Preferred Stock Value ($0.0001 par)	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Additional Paid-in Capital - stock options	Warrants Outstanding	Total Stockholders' Equity
Balance as of December 31, 2021, as previously stated	**5,708,138**	**571**	**5,500,000**	**550**	**4,509,036**	**(9,236,650)**	**124,374**	**249,939**	**(4,352,180)**
Prior Period Adjustments (See note 10)	(4,654)	-	-	-	454,065	(417,310)	-	-	36,755
Balance as of December 31, 2021, as restated	**5,703,484**	**571**	**5,500,000**	**550**	**4,963,101**	**(9,653,960)**	**124,374**	**249,939**	**(4,315,424)**
Issuance of Common Stocks	70,853	7	-	-	693,185	-	-	-	**693,192**
Stock Based Compensation	-	-	-	-	-	-	283,445	-	**283,445**
Net loss	-	-	-	-	-	(1,539,199)	-	-	**(1,539,199)**
Balance as of December 31, 2022	**5,774,337**	**$ 578**	**5,500,000**	**$ 550**	**$ 5,656,286**	**$ (11,193,158)**	**$ 407,819**	**$ 249,939**	**$ (4,877,985)**

The accompanying footnotes are an integral part of these financial statements.

Jetoptera, Inc.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	
Net Income (Loss)	**$ (1,539,199)**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	59,098
Stock based compensation expense	283,445
Changes in operating assets and liabilities:	
Escrow account	20,022
Accounts receivable	(311,230)
Credit cards	(2,548)
Accounts payable	508,723
Net cash provided by (used in) operating activities	**(981,688)**
Cash Flows from Investing Activities	
Developments & Patents	(525,396)
Purchases, computers & equipment	(6,620)
Net cash used in investing activities	**(532,016)**
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	693,193
Convertible promissory notes	448,565
Net cash used in financing activities	**1,141,758**
Net change in cash and cash equivalents	**(371,947)**
Cash and cash equivalents at beginning of period	706,764
Cash and cash equivalents at end of period	**$ 334,817**
Supplemental information	
Interest paid	-
Income taxes paid	6,748

The accompanying footnotes are an integral part of these financial statements.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Jetoptera, Inc. was registered in Delaware on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

Since inception, the Company has relied on contributions from owners and investors to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022 the Company had $311,230 in accounts receivable.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years. The book value of fixed assets totaled $6,967 as of December 31, 2022.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2022.

Fair Value Measurements

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company earned revenue primarily from Department of Defense (DOD) contracts. The Company executes research, development, and testing, and reports the results of the testing back to the DOD. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Thus the project revenue for a specific contract may be recognized in piecemeal as each milestone within the agreement is reached and subsequently billed. For the year ended December 31, 2022, the Company had revenue totaling $1,884,146.

Cost of Goods Sold

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Cost of goods sold consists primarily of costs related to production, prototype, shipping, and delivery expenses paid to suppliers and contractors. These expenses were recognized in prior year under operating expenses. In 2022, the Company has reclassified these expenses that are directly related to the performance of services under cost of goods sold.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 8 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLES

Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years. The Company capitalizes costs in the year incurred and begins amortization on capitalized costs in the succeeding year. In 2022 the Company incurred $519,726 of costs in relation to legal expenses incurred in securing new patents.

As of December 31, 2022, intangible assets consisted of the following:

	2022

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Patents	$ 1,668,245
Trademarks	5,704
Less: Accumulated amortization	(280,549)
	$ 1,393,400

Amortization expense charged to operations for the year ended December 31, 2022 totaled $163,226.

Estimated future amortization of intangible assets is as follows for the years ended December 31,:

2023	$ 83,441
2024	83,441
2025	83,441
2026	83,441
2027	83,441
2028 and thereafter	971,066
	$ 1,388,121

NOTE 4 – DUE FROM RELATED PARTY

From 2016 through 2018, the Company made multiple advances to Andrei Evulet, CEO, for a total of $100,000. The loans bear a 0% interest rate. The loan originally held a maturity date of January 15, 2022 but was extended by mutual consent. The loan does not contain a repayment schedule. As of December 31, 2022 the outstanding loan balance was $100,000.

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

In 2021, the Company issued $95,920 in convertible promissory notes to Ms. Simina Farcasiu, the Company's Co-founder and Chief Financial Officer (See Note 'Convertible debt'). Moreover, Ms. Farcasiu purchased 103,138 (for a consideration of $154,707) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity').

Furthermore, Mr. Denis Dancanet, the Company's Co-founder and Chairman of the Board of Directors purchased 58,939 (for a consideration of $600,000) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity'). Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2022, the aggregate principal amount and interest outstanding on these notes was $3,669,445 and $149,751, respectively.

As of December 31, 2022, Mr. Dancanet owned 372,517 shares of the Company's common stock (representing 6.0% of the total common stock issued and outstanding) and 5,500,000 of the Company's preferred stock (representing 100.0% of the total preferred stock issued and outstanding).

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Additionally, the Company has a promissory note due from Mr. Andrei Evulet in the amount of $100,000. The note was issued on March 10, 2016, and bears no interest.

As of December 31, 2022, Mr. Evulet owned 2,000,000 shares of the Company's common stock (representing 35.0% of the total common stock issued and outstanding). Moreover, the 'Evulet Family Irrevocable Trust', a partly related to Mr. Evulet owned 1,500,000 shares of the Company's common stock as of December 31, 2022.

Furthermore, the Company issued convertible promissory notes for an aggregate amount of $72,424 to Mr. Richard Black, the Company's attorney.

NOTE 5 – CONVERTIBLE DEBT

Between 2018 and 2020, the Company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's Stockholders' Equity securities.

The Company has chosen to roll forward all notes upon the original maturity of each loan. Once the loan reaches the one-year maturity set forth in the agreements, the Company issued amended agreements in which the amended balance is equal to the original principal amount plus all interest accrued for the year. The Company extended the maturity date of these notes to various dates between July 2022 and January 2023.

As a result of the amended notes, the aggregate outstanding principal amount of these notes including capitalized interest was $5,461,775 as of December 31, 2022. Interest has continued to accrue on these notes was for the remainder of 2022, resulting in accrued interest payable of $203,933 as of December 31, 2022 . Capitalized interest incurs when the company decides to roll forward the notes and amend the maturity date, taking the interest that was accrued for that year and capitalizing such interest, and issue a new note with a principal balance that is original principal plus the interest accrued

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Cofounder and Chief Financial Officer ("CFO") (See Note 'Related party transactions') and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920. Convertible debt includes $232,327 in notes issued pursuant to a crowd note dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as a qualified equity financing.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Under the articles of incorporation, as amended on September 22, 2021, the Company is authorized to issue 18,515,000 shares. The total number of shares of Common Stock authorized to be issued is 13,015,000 shares at a par value $0.0001 per share. The total number of shares of Series A Preferred Stock authorized to be issued is 5,500,000 shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2022, the Company had 5,774,337 shares of Common Stock outstanding.

Series A Preferred Stock

As of December 31, 2022, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

Stockholder's Equity Incentive Plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance- based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2021, the total number of Incentive Stock Options granted under this plan was 138,417 at an exercise price per share of $1.62. The Company recognized stock-based compensation expense in the amount of $283,445 for the year ended December 31, 2022.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Stockholders' Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the Stockholders' Equity instrument is charged directly to expense and credited to additional paid-in capital.

NOTE 8 – LEASE

The Company has operating leases for two different office spaces. The leases have terms of 36 and 60 months. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

In January 2022, the Company entered into a 36-month lease agreement for a new office space located in Edmonds, Washington. The lease began February 1, 2022 and requires monthly rent and fees of approximately $13,000. The lease expires January 1, 2025. In December 2022, the Company broke the lease and all future commitments for this office space due to unsafe working conditions as a result of the landlord failing to properly repair a roof leak. No payments are to be made after December 2022.

In December 2022, the Company entered into a 60-month lease agreement for a new office space located in Edmonds, Washington. The Lease began on December 28, 2022 and requires monthly rent and fees of approximately $13,000. The lease expires January 31, 2027.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 119,712
2024	123,004
2025	126,694
2026	130,495
2027 and thereafter	145,638
Total Future payments	$ 645,543
Less interest	(83,367)
Present value of lease liabilities	$ 562,176

Weighted average Months remaining as of December 31 2022:	60
Weighted average Interest rate	4.62%

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2022, it was discovered that equity issuance costs were previously capitalized instead of recording it as expense. As such, equity and expenses were understated by $454,065. The accompanying 2021 financial statements have been restated accordingly.

During 2022, it was discovered that amortization expense was previously understated by $117,462. As a result, the accumulated amortization is understated by $117,462. The accompanying 2021 financial statements have been restated accordingly.

During 2022, it was discovered that accounts payable and other liabilities were previously overstated by $93,446. As a result, the accounts payable and other liabilities were overstated by $90,447 and $2,999, respectively. The accompanying 2021 financial statements have been restated accordingly.

During 2022, it was discovered that reported Common Stock shares issued and outstanding were previously overstated by 4,654 shares. There is no monetary value overstatement as a result of the discovery. The Accompanying 2021 financial statements have been restated accordingly.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

In June 2023, the Company issued 58,939 shares of common stock for the purchase price of $600,000.

In July 2023, the Company entered into an agreement with Spytek Aerospace Corporation whereas Spytek Aerospace Corporation will manufacture, sell and deliver a modified turbofan engine. The contract has a base price of $865,000 with additional non-recurring engineering for the sum of $393,000.

Management's Evaluation

Management has evaluated subsequent events through August 16, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.